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Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Statement Regarding Computation of
Earnings Per Share

(In thousands, except per share data)

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)	(unaudited)	(as restated, unaudited)
Average number of shares, common stock outstanding
Basic	7,512	8,771	8,831	8,840	8,925	8,908	9,050
Diluted	7,607	8,892	8,851	8,888	9,276	9,261	9,479
Income from:
Continuing operations	$5,474	$5,828	$3,835	$5,093	$5,483	$3,584	$2,024
Discontinued operations	1,715	(699)	—	—	—	—	—

Net income	$7,189	$5,129	$3,835	$5,093	$5,483	$3,584	$2,024

Basic earnings per share from:
Continuing operations	$0.73	$0.66	$0.43	$0.58	$0.61	$0.40	$0.22
Discontinued operations	0.23	(0.08)	—	—	—	—	—

Net income	$0.96	$0.58	$0.43	$0.58	$0.61	$0.40	$0.22

Diluted earnings per share from:
Continuing operations	$0.72	$0.66	$0.43	$0.57	$0.59	$0.39	$0.21
Discontinued operations	0.23	(0.08)	—	—	—	—	—

Net income	$0.95	$0.58	$0.43	$0.57	$0.59	$0.39	$0.21

Supplemental information:

The difference between average number of basic and fully diluted common shares outstanding is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan, and additionally in 2002, warrants issued in conjunction with the initial public offering.

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WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES Statement Regarding Computation of Earnings Per Share (In thousands, except per share data)